Glen Y. Sato

(650) 843-5502

gsato@cooley.com

April 20, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

RE:	Affymax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File No. 001-33213

Dear Mr. Rosenberg:

On behalf of Affymax, Inc. (the “Company”), we hereby provide our additional response in follow-up to our March 31, 2009 letter (the “Prior Response”) to address the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by voicemail on April 8, 2009 relating to the Company’s Annual Report on Form 10-K, File No. 001-33213, filed with the Commission on March 13, 2008. For the Staff’s convenience, the comment has been incorporated into this response letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 51

Comment:  Please refer to your response to comment one. Please explain why the amount that would have been recognized under the contingency adjusted performance model through December 31, 2007 of $57.4 million is only slightly higher than the amount that have been recognized under the zero profit model of $56.0 million.

Response: We will describe the calculation of revenue under both models followed by an explanation of the difference in recognized revenue between the two models through December 31, 2007.

1.  Zero Profit Proportional Performance Model.  As we disclosed in our footnotes to the financial statements, under the zero profit proportional performance model (“zero profit model”), revenue was recognized equal to the direct costs incurred by Affymax, but not

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in excess of the cash received or receivable from Takeda. The direct costs relate to the Hematide development program and include third party and internal costs associated with conducting clinical trial activities, costs associated with the manufacturing of active pharmaceutical ingredient (“API”) and API stability testing. While not reimbursed by Takeda, allocated payroll costs for personnel directly engaged in development of Hematide were included in direct costs to determine the proper level of revenue to generate zero profit on the program. Direct costs specifically excluded costs of a general and administrative nature, upfront payments to manufacturers unrelated to specific product manufactured such as reservation of capacity, cost for API not yet delivered to Takeda, any research and development costs not associated with Hematide, travel-related costs, sales and marketing costs during the development period, interest, depreciation and amortization expense.

Generally, the Hematide direct costs were greater than the amount of reimbursements received from Takeda in each fiscal period.  Under the zero profit model, additional revenue was recognized up to the excess of direct costs over these reimbursements, as long as a balance of deferred revenue was available from which to draw to cover these costs.  . Deferred revenue was comprised of up-front payments, milestone payments and any other payment received from Takeda that was not part of the direct cost definition.  Under the zero profit model, this approach would have continued in future years resulting in deferred revenue under the zero profit model at the end of the development period of approximately $140-150 million, as described in the Prior Response.

2.  Contingency-Adjusted Performance Model.  As detailed in our Prior Response, under the contingency-adjusted performance model (“CAPM”), we recognize revenue related to each payment over the entire performance period, starting with the commencement of the arrangement. All payments are treated consistently, whether the payments are up-front payments, milestone payments or reimbursement of development expenses. As amounts become billable to Takeda under the contract, the billable amount is recognized ratably over the estimated term of the development period, which generally reflects the activities during the period. To the extent that the development period is underway at the time the item is billable, then revenue is recognized in the period of billing equal to the percentage of the estimated development period that has lapsed. The remaining amount is recognized ratably over the remaining term of the development period. For example, assume $100,000 is billable in a fiscal period that is half-way through the estimated development period. Half of the amount, or $50,000, would be recognized in the fiscal period of billing. The remaining amount would be recognized ratably over the remaining term of the development period.

3.  Explanation of Difference.  As noted in our Prior Response and detailed in Attachment A, we calculated that revenue of $57.4 million would have been recognized under CAPM through December 31, 2007 as compared to the $56.0 million that was recognized under the zero profit model. As discussed above, revenue under the zero profit model was recognized equal to the estimated direct costs such that no profit was recorded on the activity. The direct costs were significant through December 31, 2007 resulting in $56.0 million of recorded revenue. In contrast, CAPM ratably recognizes all payments received including development expense reimbursements as well as up-front payments and milestones. It is coincidental that the revenue under the two models is very similar through December 31, 2007.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato, Esq.

cc:	Arlene M. Morris, Affymax, Inc.
Paul B. Cleveland, Affymax, Inc.
Steven Love, Affymax, Inc.
Grace U. Shin, Affymax, Inc.

ATTACHMENT A

(in 000’s)

		Revenue that would have been Recognized by Quarter
	Billed Amount	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Contingency-Adjusted Performance Model
Up-front payment - February 2006 agreement	$17,000	$31	$949	$949	$928	$939	$949	$949
Up-front payment - June 2006 agreement	105,000	191	5,862	5,862	5,734	5,798	5,862	5,862
Q1 2006 reimbursable development expenses	45	—	3	3	2	2	3	3
Q2 2006 reimbursable development expenses	90	—	5	5	5	5	5	5
Q3 2006 reimbursable development expenses	185		11	10	10	10	10	10
Q4 2006 reimbursable development expenses	198			22	11	11	11	11
Q4 2006 milestone - completion of Japan Phase 1	10,000			1,135	546	552	558	558
Q1 2007 reimbursable development expenses	5,095				856	281	284	284
Q2 2007 reimbursable development expenses	10,305					2,301	575	575
Q3 2007 reimbursable development expenses	8,416						2,349	470
Q4 2007 reimbursable development expenses	15,070							5,048
Total revenue recognized - quarterly		$222	$6,830	$7,986	$8,092	$9,899	$10,606	$13,775
Total revenue recognized - cumulative		$222	$7,052	$15,038	$23,130	$33,029	$43,635	$57,410

	Actual Revenue Recognized by Quarter
	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Zero Profit Proportional Performance Model
Reimbursable development expenses	127	2,921	5,632	5,495	7,393	8,328	14,525
Payroll-related costs		1,203	1,805	1,823	2,261	2,159	2,318
Total revenue recognized - quarterly	$127	$4,124	$7,437	$7,318	$9,654	$10,487	$16,844
Total revenue recognized - cumulative	$127	$4,251	$11,689	$19,007	$28,661	$39,148	$55,992

Note: Reimbursements received during 2006 only related to API provided to Takeda under the Japan-only license agreement. Reimbursement of expenses under the worldwide license agreement began January 1, 2007.